CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR-1



   September 4, 2007

   United States Securities and Exchange Commission
   Division of Corporation Finance
   Washington, D.C. 20549-7010

   Attention:  John Cash, Accounting Branch Chief

        Re:  Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 1-9608

   Dear Mr. Cash:

   We are in receipt of your comment letter dated July 17, 2007 to Newell Rubbermaid Inc. (the "Company") which requests additional information related to the Company's June 29, 2007 response to your initial comment letter dated May 17, 2007. On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company's response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.

   CRITICAL ACCOUNTING POLICIES, PAGE 30

   1. We note your response to prior comment 1. Given the significance of goodwill as well as the subjectivity and judgment involved in determining the estimates and assumptions you use in assessing your goodwill for impairment and the susceptibility of such estimates and assumptions to change, we continue to believe that your disclosures surrounding your goodwill critical accounting policy should include a more robust analysis of your process of determining and measuring goodwill impairment. We remind you that the Critical Accounting Estimates section of the Release No. 33-8350 sets forth the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, to the extent you gather and analyze information regarding the potential impairment of goodwill, such information may be required to be disclosed if it would be material and useful to investors.

   COMPANY RESPONSE

        In future filings, to the extent that the Company gathers and analyzes information regarding potential impairment of goodwill that would be material and useful to investors, the Company will provide additional disclosures, including quantitative disclosures in accordance with Release No. 33-8350.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR-2



   FOOTNOTE 19 INDUSTRY SEGMENT INFORMATION

   2. Thank you for the information you provided in response to prior comment 3. We have the following comments in this regard.

        We note that prior to your 2006 Form 10-K, the Cleaning & Organization reportable segment consisted of (i) Rubbermaid Commercial Products, (ii) Rubbermaid Food Products and (iii) Rubbermaid Home Products. The gross margins for the Rubbermaid Home Products operating segment for the past four fiscal years as well as the expected future gross margins are materially below the gross margins generated by your Rubbermaid Commercial Products and Rubbermaid Food Products segments. The aggregation of this operating segment therefore does not appear appropriate.

        We note that in your 2006 Form 10-K, you aggregated Levolor Kirsch in the Cleaning, Organization and Decor reportable segment based on your belief that the nature of the products sold by Rubbermaid Home, Rubbermaid Commercial and Rubbermaid Food were similar to the products sold by Levolor Kirsch. However, we continue to believe your analysis of the similarity of the nature of the products within your Levolor and Rubbermaid operating segments is too broad. As you indicated, we note that both Levolor and Rubbermaid are meaningful brands to your target customers. We also believe that these brands represent significantly different products to those customers.

        Please reassess the guidance set forth in paragraph 17 of SFAS 131 given our above concerns and revise your segment disclosures accordingly.

   COMPANY RESPONSE

        RUBBERMAID HOME PRODUCTS. The Cleaning, Organization & Decor reporting segment is comprised of Rubbermaid Commercial Products, Rubbermaid Food Products, Rubbermaid Home Products (collectively "Rubbermaid") and Levolor/Kirsch. Rubbermaid is a leader in high quality cleaning and refuse and indoor, outdoor and home organization products. For many years, the Company had a single operating segment identified as Rubbermaid. The Company believes this holistic view of the segment provided the most accurate view of the gross margins and operating income of the products and was reflective of the impact of the substantial brand equity across the spectrum of Rubbermaid products. The Company continues to believe presenting the Rubbermaid business collectively is the most appropriate and meaningful presentation for investors.

        In 2003, the Company began internally reporting certain product categories of the Rubbermaid business as Rubbermaid Home Products.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR-3



        The products identified as home products generally had lower gross margins than the balance of the products sold through the consumer channel. The Rubbermaid consumer channel is comprised of products from all three Rubbermaid operating segments. The process of segregating these products, for financial reporting purposes, was then and remains very complex. The international Rubbermaid business continues to be managed collectively as Rubbermaid, including Canada, Europe and Asia. Given the Company's belief that looking at the Rubbermaid business as a whole provides the most appropriate view of the business, it is management's intention to collapse the three Rubbermaid operating segments back into a single operating segment, at an appropriate time.

        The decision in 2003 to divide the Rubbermaid U.S. business was a part of the Company's overall assessment of its portfolio of businesses and facilitated its discussion with the investment community of "invest" versus "fix" businesses. A principal reason for the division of Rubbermaid was to help focus efforts on driving gross margin expansion, in the medium term, for the home products category. Since 2003, the Company's Chief Operating Decision Maker has periodically reviewed the results of the Rubbermaid Home Products segment to monitor progress on gross margin expansion.

        The Company believes and has discussed openly with the investment community that the profitability of the product lines comprising Rubbermaid Home Products is in the process of a transformation. The Company recognizes that the current and forecasted margins for Rubbermaid Home Products are lower than the margins of the other operating segments of the Cleaning, Organization & Decor reporting segment; however, the Company's expectation is that these margins will move into closer alignment. The Company has taken several steps towards reaching this objective. For example, it has exited unprofitable product lines, significantly reduced excess capacity, aggressively pursued lower cost sourcing and continued to launch innovative new product lines with higher gross margins. All of these efforts have resulted in forecasted gross margin expansion of *** basis points from 2003 to 2009 (a combined annual growth rate of ***%) in spite of significant raw material cost pressures.




      *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR-4



        The Company continues to aggressively position Rubbermaid Home Products for improved profitability in the future. Although the Company has made significant progress in these efforts, it will be a multi-year process as the Company continues to execute Project Acceleration coupled with its distribution and transportation initiatives and to focus on sourcing and innovation. The Company recognizes the need to expand and improve the mix of products in the Rubbermaid Home Products operating segment in order to continue to improve the profitability of the segment. The Company intends to deliver future gross margin expansion through continued innovation of its existing product lines, new product lines and expansion into select new near neighbor categories.

        The Rubbermaid Home Products business is critical to the overall welfare of the Rubbermaid brand and the Company is committed to continuing to improve its profitability. The Company believes these product lines are very important to the placement/visibility of all of the products sold under the Rubbermaid brand which contributes to and enhances the profitability of the Rubbermaid business as a whole. It is important to note that the Rubbermaid business is extremely integrated and there is no single measure that demonstrates the economic similarity or interdependency of the three operating segments.
        In addition to sharing a common senior management team and many common customers, these businesses also share common manufacturing operations, customer service, purchasing, key account sales management, industrial design, marketing, consumer research and back office functions such as finance and human resources.

        The Company believes its long term view, future plans and execution to date support the fact that the economics of Rubbermaid Home Products are integrally linked to the performance of the Rubbermaid brand as a whole, and in the long term, that Rubbermaid Home Products will produce gross margins similar to those of Rubbermaid Food Products, Rubbermaid Commercial Products and Levolor/Kirsch.

        The Company believes that the non-economic criteria outlined in its previous response also support the appropriateness of aggregating Rubbermaid Home Products in the Cleaning, Organization & Decor segment.

        For all of the reasons discussed above, the Company believes that Rubbermaid Home Products meets the criteria for aggregation.

        LEVOLOR/KIRSCH. With regard to the Levolor/Kirsch business, the Company does not agree with the Staff's assertion that its assessment of the nature of the products is too broad. As stated







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR-5



        previously, the Company believes that the products in the segment serve the decorative needs of the consumer, including decorative refuse containers, closet organizers and window coverings. The Company believes that its current segmentation provides the most accurate and clear view of the businesses included in its portfolio, which includes a very broad array of products and categories, and is consistent with how the business is managed.
        The Company believes it is important to note again, that the divestitures in its previously reported Home Fashion segment have left the Levolor/Kirsch business remaining as an individually immaterial operating segment. The Company considered its management structure, how the Chief Operating Decision Maker views the business and how to provide the investment community with the best information about the performance of the segment in its assessment of the aggregation criteria of SFAS 131. The Company considered including this business in its "Other" category along with other individually immaterial businesses, which are all also included in the Company's Home & Family operating group, and concluded that this would provide a less informative view of these businesses and would be inconsistent with the expectations of the investor community, the intent of SFAS 131 and the Company's operating structure. Each of the Company's reporting segments has a Group president and the investment community has access to these leaders through various investor relations events. The more appropriate presentation in the Company's view was to include the Levolor/Kirsch business in the Cleaning, Organization and Decor segment, consistent with the aggregation criteria in SFAS 131, including how the business is managed.

   Please contact Rick Dillon, Vice President Corporate Controller at
   (770) 407-3930 or me at (770) 407-3806 should you have any questions regarding our responses or any related matters.

   Sincerely,



   Newell Rubbermaid Inc.

   By:       /s/ J. Patrick Robinson
             ----------------------------------------------------
   Title:    Executive Vice President and Chief Financial Officer